April 18, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention:  Ms. Ashley Vroman-Lee

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owl Rock Capital Corporation II

Post-Effective Amendment No. 6 to Registration Statement on Form N-2 (File No. 333-213716)

Dear Ms. Vroman-Lee:

On behalf of Owl Rock Capital Corporation II (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on April 5, 2018, regarding the Company’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-213716) (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as filed with the SEC on March 23, 2018.  The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 7 to the Registration Statement, filed with the SEC concurrently herewith.  Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

1.              Comment: With respect to the “Financing Arrangements” section on page 3, please provide an analysis of why the promissory note with the Adviser is not the equivalent of a sale of promissory note (see Section 57(a)(1) of the Investment Company Act of 1940, as amended). What is the advanced LIBOR rate? Is there is a spread built into advanced LIBOR rate?

Response:

The loan from the Adviser to the BDC does not violate any of the provisions of Section 57(a)(1)-(3).  As a summary, the Adviser lends money to the BDC and the BDC issues a promissory note to the Adviser. There is no collateral.

Section 57(a)(1)

Section 57(a)(1) makes it unlawful for the Adviser knowingly to sell any security or other property to the BDC or to any company controlled by the BDC, unless such sale involves solely (A) securities of which the buyer is the issuer, or (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities. Here, the Adviser is making a loan to the BDC.  If the Adviser is “selling” anything to the BDC, it would be cash.  The Adviser is not selling any security to the BDC, and, as a result, Section 57(a)(1) does not apply here.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland.  For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Section 57(a)(2)

Section 57(a)(2) makes it unlawful for the Adviser knowingly to purchase from the BDC or from any company controlled by the BDC, any security or other property (except securities of which the seller is the issuer). One could argue that the Adviser is purchasing (with the cash from the loan) a security, the promissory note, of which the seller, the BDC, is the issuer.  Thus, the purchase of the promissory note would be excepted from Section 57(a)(2). If that were not the case, then there is no “sale” of anything, and thus 57(a)(2) does not apply here.

Section 57(a)(3)

Section 57(a)(3) makes it unlawful for the Adviser knowingly to borrow money or other property from the BDC or from any company controlled by the BDC (unless the borrower is controlled by the lender), except as permitted in section 80a—21(b) or section 80a—61 of this title. Here, the Adviser is not borrowing any money from the BDC, and, as a result, Section 57(a)(3) does not apply.

The existence of Section 57(a)(3) suggests that the drafters of Section 57(a) specifically considered the idea of loans separate from the idea of a “purchase” or “sale”.  Thus, it must be assumed that a determination was made NOT to prohibit loans from an affiliate to a BDC.

In sum, when all of these factors are considered together, there is nothing in Section 57(a)(1)-(3) that prohibits the BDC from borrowing from the Adviser.

The Company respectfully advises the Staff that the LIBOR rate of the promissory note is tied to the terms of the Adviser’s related third party bank loan, which was negotiated on an arm’s length basis.

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Do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus